Exhibit (a)(11)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Increases the Offer Price for Koor
Shares and Extends the Initial Offer Period to September 28, 2006

—	The offer price was increased from NIS 225.0 to NIS 241.0 per share

Tel Aviv, Israel, September 18, 2006 – Discount Investment Corporation Ltd. (TASE: DISI) announced today that it had amended its pending tender offer to purchase up to 890,000 ordinary shares (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 0.20 of an ordinary share) of Koor Industries Ltd. (Nasdaq & TASE: KOR) so as to increase the offer price to NIS 241.0 per share (based on the representative exchange rate of NIS 4.354 per United States dollar on September 18, 2006, the offer price per one ADS currently equates to $11.07), net to the seller in cash, less any required withholding taxes and without interest. All shareholders who tender shares to Discount Investment pursuant to the tender offer will receive such increased price for shares tendered and accepted for payment, regardless of whether such shares are tendered before or after this announcement, if the tender offer is consummated.

In light of the increase in the offer price, the initial period of the tender offer and withdrawal rights, previously scheduled to expire on Thursday, September 21, 2006, was extended and will now expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Thursday, September 28, 2006. Accordingly, as required by Israeli law and as contemplated in the Offer Document relating to the tender offer, if the conditions to the offer have been satisfied as of the completion of the initial offer period, Discount Investment will provide an additional period during which shareholders may tender their shares and ADSs, which will end at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Tuesday, October 3, 2006.

As a result of the increase in the offer price, and in accordance with the approval that Discount Investment obtained from the Israeli Tax Authority with respect to the Israeli withholding tax rates applicable to shareholders as a result of the purchase of shares in the offer, tendering shareholders will be subject to Israeli withholding tax at a fixed rate of 15.98% (previously, 15.66%) of the gross proceeds payable to them pursuant to the offer unless, in general, they (1) certify that they are non-Israeli residents, in which case they will not be subject to Israeli withholding tax, or (2) hold their shares through an Israeli broker or financial institution, in which case they will be subject to Israeli withholding tax to the extent required by Israeli law.

On September 17, 2006, the last trading day on the Tel Aviv Stock Exchange (“TASE”) before the amendment, the closing price of Koor’s ordinary shares on the TASE was NIS 216.90. On September 15, 2006, the last trading day on the NYSE before the amendment, the closing price of Koor’s ADSs on the NYSE was $9.60.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Hebrew language Offer Document, as amended, an English translation of which, including ancillary documents thereto, was previously filed (or, with respect to the amendment, will be filed) with the U.S. Securities and Exchange Commission (SEC) as an exhibit to the Tender Offer Notification Form on Form CB. American Stock Transfer & Trust Company is the U.S. Tender Agent for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares (including ordinary shares represented by ADSs) of Koor. The tender offer that is described in this press release will only be made through the Offer Document and related tender offer documents. All shareholders of Koor should read the tender offer materials, which were filed by Discount Investment, and the position of Koor’s Board of Directors with respect to the tender offer which was filed by Koor, with the SEC and the ISA. Shareholders of Koor should read the tender offer materials and the position of Koor’s Board of Directors, because they contain important information about the tender offer.

The offer is being conducted simultaneously in the United States and Israel pursuant to the Israeli Securities Law. In this respect, you should be aware that the requirements under the Israeli Securities Law with respect to tender offers are different from those of the laws of the United States.

The tender offer materials, the position of Koor’s Board of Directors, and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il